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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KENSEY NASH CORPORATION
(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
BIOMEDICAL ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

490057106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
William A. Groll
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$401,874,049.50	$46,054.77

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 10,438,287 shares of common stock, $0.001 par value per share, of Kensey Nash Corporation (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (i) 8,699,431 Shares issued and outstanding as of April 30, 2012, (ii) 1,696,387 Shares issuable upon the exercise of outstanding options and (iii) 42,469 Shares issuable pursuant to outstanding restricted stock awards), multiplied by (b) the offer price of $38.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$46,054.77	Filing Party:	Koninklijke DSM N.V., Biomedical Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 21, 2012
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") originally filed on May 21, 2012 in connection with the offer by Biomedical Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to purchase all outstanding shares of common stock, par value $0.001, including the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares"), of Kensey Nash Corporation, a Delaware corporation ("Kensey Nash"), at a price of $38.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2012 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule TO.

Item 11.    Additional Information.

        Item 11 is hereby amended and supplemented by adding the following paragraph to Section 15—"Certain Legal Matters—Antitrust Compliance" of the Offer to Purchase:

        On June 6, 2012, DSM issued a press release, the full text of which is filed as Exhibit (a)(5)(H) to this Amendment and is incorporated by reference herein, announcing the expiration of the mandatory waiting period under the HSR Act with respect to the Offer. This condition of the Offer is thus satisfied.

        Item 11 is hereby amended and supplemented by adding the following paragraph to Section 15—"Certain Legal Matters—Litigation" of the Offer to Purchase:

        On May 25, 2012, an amended complaint was filed by the plaintiff in the action captioned Hilary Coyne v. Kensey Nash Corporation, et. al. (Case No. 7508) (the "Amended Complaint"). In addition to the allegations previously made in the original complaint, as described in this Offer to Purchase, the amended complaint generally alleges that Kensey Nash's Recommendation Statement on Schedule 14D-9 is materially misleading and incomplete. Kensey Nash has stated that it continues to believe the lawsuit is without merit. On May 29, 2012, all three of the plaintiffs in the previously filed lawsuits moved to have their cases consolidated, and to have the Amended Complaint serve as the operative complaint for the consolidated proceedings. On June 4, 2012, the Court of Chancery granted that motion.

        On May 29, 2012, the plaintiffs also filed motions (i) for expedited proceedings and (ii) for a preliminary injunction. On June 4, 2012, the Court of Chancery heard argument on the motion for expedited proceedings and on June 5, 2012, denied that motion. Kensey Nash and DSM intend to contest the motion for a preliminary injunction if plaintiffs continue to pursue that motion.

Item 12.    Exhibits.

(a)(5)(H)	Press Release issued by DSM on June 6, 2012

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2012

KONINKLIJKE DSM N.V.
By:	/s/ Hugh C. Welsh Name: Hugh C. Welsh Title: President and General Counsel, DSM North America

BIOMEDICAL ACQUISITION CORPORATION
By:	/s/ Hugh C. Welsh Name: Hugh C. Welsh Title: Secretary and Director

 EXHIBIT INDEX

(a)(5)(H)	Press Release issued by DSM on June 6, 2012

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX